Exhibit (a)(5)(ii)

FBR & Co. Commences Self Tender Offer to Purchase up to 5 Million Shares

Arlington, VA—August 2, 2011—FBR & Co. (NASDAQ: FBCM) today announced the commencement of a tender offer to purchase up to 5,000,000 shares, or about 8%, of its outstanding common stock at a price of $3.05 per share. The offer to purchase shares, which is not conditioned upon any minimum number of shares being tendered, commenced today and will expire at 12:00 midnight, New York City time on August 29, 2011, unless extended.

The Company has retained FBR Capital Markets as the dealer manager for the tender offer and D.F. King & Co., Inc. as the information agent.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of FBR & Co. shares. Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the information agent, D.F. King & Co., Inc. at (800) 859-8509—banks and brokerage firms please call (212) 269-5550 and all others call (800) 859-8509 (Toll-free).

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 859-8509 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR Fund Advisers, Inc., a subsidiary of FBR & Co., provides clients with a range of investment choices through The FBR Funds, a family of mutual funds. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States and in London. For more information, please visit www.fbr.com.

Certain Information Regarding the Tender Offer

The information in this press release describing FBR & Co.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of FBR & Co.’s common stock in the tender offer. The tender is being made only pursuant to the Offer to Purchase and the related materials that FBR & Co. will distribute to its shareholders. Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information, including the various terms and conditions of the tender offer. Shareholders of FBR & Co. will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that FBR & Co. will be filing with the Securities and Exchange Commission from the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 859-8509. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 859-8509.

CONTACT: FBR & Co.

Investor Contacts:

Bradley J. Wright

703-312-9678

bwright@fbr.com

or

Media Contacts:

Shannon Small

703-469-1190

media@fbr.com